BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is June 28, 2011.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                                         June 28, 2011

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. (the “Company”) announces up-dated reserves at its Jerritt Canyon Mine, Nevada.

5.           Full Description of Material Change

The Company announces that proven and probable reserves at its 100% owned Jerritt Canyon operating gold mine in Elko County, Nevada, estimated as of January 1, 2011, is 717,000 ounces of gold at an average grade of 0.164 ounces of gold per ton (opt) or 5.62 grams of gold per tonne (gpt).

These reserves are within a newly estimated measured and indicated resource, of 2.54 million ounces (1.08 million ounces measured at a grade of 0.235 opt Au, and 1.46 million ounces indicated at a grade of 0.206 opt Au), which was previously announced in a press release on May 3, 2011. The attached table summarizes the reserves by area; the map showing the reserve and resource area locations can be seen on the Company’s website here: http://www.yukon-nevadagold.com/i/pdf/JCResourceMap2011.pdf

Table 1. Jerritt Canyon Reserves: January 1, 2011

	Proven			Probable			Proven and Probable
Deposit /Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Smith	713.1	0.183	130.6	918.6	0.163	149.4	1,631.7	0.172	279.9
SSX/Steer	548.3	0.188	103.1	667.1	0.189	126.1	1,215.4	0.189	229.2
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.4
Starvation	125.0	0.262	32.8	237.9	0.265	63.0	363.0	0.264	95.8
Wright Window	-	-	-	84.5	0.127	10.7	84.5	0.127	10.7
Sub Total	1,406.1	0.193	270.9	2,057.4	0.185	380.2	3,463.7	0.188	651.0

	Proven			Probable			Proven and Probable
Deposit /Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Stockpiles	-	-	-	902.2	0.073	65.9	902.2	0.073	65.9

Total	1,406.1	0.193	270.9	2,959.7	0.151	446.0	4,365.8	0.164	717.0
Notes:
1.

The January 1, 2011 resources were all calculated using various Au cut off grades depending on the mine area using a Au price of US$1,100 per troy oz.; and the following mining parameters: $32.00 processing cost, $81.00/ton mining cost; 89.0% Au recovery; 10% underground mining dilution at 0 opt Au grade; $6.00/ton G&A; and $4.62/ton ore haulage;

2.	Stockpile resources include remote and mill and were measured on January 1, 2011;
3.	All reserves are underground except for Wright Window which is open pit;
4.	Resources calculated using: additional drill holes completed in 2008-2010, and applicable mining depletions (underground asbuilts completed as of year-end 2010).

Table 1 indicates that proven reserves total 1,406.1ktons tons averaging 0.193 opt totaling 270.9koz of Au whereas probable reserves stand at 2,959.7ktons averaging 0.151 opt Au totaling 446.0koz. These new proven and probable reserves, along with the recently published resources, will be included in the final NI 43-101 technical report update which is expected to be published in late June 2011.

The individual January 1, 2011 reserves have generally increased in tonnage and recovered ounces and decreased in Au grade in comparison to the previous Year-End 2007 NI 43-101 report by SRK (2008) with the exception of Starvation Canyon. The reclassification of the majority of the measured and indicated resources at Starvation Canyon, to an inferred resource in the current work, is the primary reason for the reserve decrease at Starvation Canyon.

The January 1, 2011 reserve was calculated by Mark Odell (P.E.), a consulting Mine Engineer, and Karl Swanson (MAusIMM, SME), Mining Engineer Consultant, under the supervision of Todd Johnson (P.E.), Vice President of Exploration for YNG. These individuals are qualified persons as defined by NI 43-101.

The mineral reserves have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Mining at the Jerritt Canyon property is currently active at the Smith Underground mine which is producing approximately 1,000 ore tons per day using Small Mine Development, LLC as the mining contractor. Queenstake Resources USA, Inc., a 100% subsidiary of YNG, is planning to recommence mining at the SSX-Steer underground mine in the third quarter of 2011. New mining equipment including surface and underground haul trucks have already been purchased to help support this new mine plan.

Mr. Todd W. Johnson, Vice President of Exploration for YNG, is YNG’s Qualified Person as defined under National Instrument 43-101. He has supervised the preparation of the technical information and has reviewed and approved the contents of this news release. Yukon-Nevada Gold Corp. will file on www.sedar.com a National Instrument 43-101 a compliant technical report entitled “NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA,” dated late June 2011, encompassing the mineral reserves discussed herein, which will include further details with respect to the reserves and resources.

6.           Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.          Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:                                         Robert F. Baldock, President and CEO

Bus.                                            Tel: (604) 688-9427

9.           Date of Report

Dated at Vancouver, BC this 29th day of June, 2011.

“Robert F. Baldock”
Robert F. Baldock, President and CEO